Mail Stop 3561

January 28, 2008

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

>    Re:    **Cargo Connection Logistics Holding, Inc.**
>           **Form 10-KSB**
>           **Filed April 4, 2007**
>           **File No. 0-28223**

Dear Mr. Dobrinsky:

We have received your letter dated November 27, 2007 and have the following additional comment.  Please revise your filings in response to this comment.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2007
Note 5 – Business Acquisitions, page 12

        We note from your response to previous comment four that government agencies are showing great interest in your Rad-Rope product and you believe that when accepted that you will earn revenue of at least $5 million.  We also note that you expect the development of the product will be complete by the end of 2007 and that the product will be ready for sale by the end of the first half of 2008.  However, your analysis lacks sufficient factual evidence to support your assumptions used in your impairment analysis, and combined with your continued losses from operations and negative operating cash flow, it appears strong factors exist which clearly indicate an impairment of the license and underlying technology related to the Rad-Rope product.  Please tell us how such factors were considered in your impairment analysis and provide us with your analysis which supports your conclusions.  Alternatively, you may revise your financial statements to reflect an impairment of the license and underlying technology accordingly.

We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Scott Goodman, CFO
(516) 239-2508